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SECU 03013776 COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52575

SEC MAIL PROCESSING RECEIVED MAR 06 2003 WASH. D.C. 155 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Miller Akins & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

224 West Orange Street
(No. and Street)

Lancaster	PA	17603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James P. Miller — 717-295-9500
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kuntz Lesher LLP
(Name — *if individual, state last, first, middle name*)

215 South Centerville Road, P.O. Box 8408,	Lancaster,	PA	17604
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays**

OATH OR AFFIRMATION

I, James P. Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Miller Akins & Company, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

NOTARIAL SEAL
JEAN M HAMBLETON
Notary Public
CITY OF LANCASTER, LANCASTER CNTY
My Commission Expires Mar 1, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILLER AKINS & COMPANY, INC.

FINANCIAL STATEMENTS

AND ADDITIONAL INFORMATION

DECEMBER 31, 2002 AND 2001

CONTENTS

FINANCIAL STATEMENTS

Kuntz Lesher
LLP

215 S. Centerville Road
P.O. Box 8408
Lancaster, PA 17604

717-394-5666
fax 717-394-0693
www.klllp.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Miller Akins & Company, Inc.
Lancaster, PA

We have audited the accompanying statements of financial condition of Miller Akins & Company, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miller Akins & Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kuntz Lesher LLP
February 25, 2003

MILLER AKINS & COMPANY, INC.

STATEMENTS OF FINANCIAL CONDITION

	DECEMBER 31, 2002	DECEMBER 31, 2001
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 23,823	$ 20,234
Commissions receivable	288	269,741
Shareholder advances	21,400	21,400
Receivable from related party	32,500	-
TOTAL CURRENT ASSETS	78,011	311,375
OTHER ASSETS		
Receivable from shareholder	65,000	-
Deposits	-	2,013
Fixed assets, net of accumulated depreciation	8,596	11,783
	$151,607	$325,171
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 4,250	$ 5,765
Accrued payroll and expenses	4,116	80,617
Current portion of long-term debt	1,037	1,321
TOTAL CURRENT LIABILITIES	9,403	87,703
LONG-TERM DEBT - Net of current portion	-	977
TOTAL LIABILITIES	9,403	88,680
STOCKHOLDERS' EQUITY		
Common stock, no par value; Authorized 1,000 shares, issued and outstanding 1,000 shares at December 31, 2002 and 2001	100,000	100,000
Retained earnings	42,204	136,491
TOTAL STOCKHOLDERS' EQUITY	142,204	236,491
COMMITMENT - Note G		
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$151,607	$325,171

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF OPERATIONS

	YEAR ENDED DECEMBER 31, 2002	YEAR ENDED DECEMBER 31, 2001
Revenue:		
Commissions	$378,806	$879,139
Other income	25,000	-
Investment income	148	520
	403,954	879,659
Expenses:		
Clearing charges	47,366	85,784
Quote services	19,070	20,009
Payroll and benefits	177,914	480,511
Professional development	-	582
Occupancy expense	48,473	28,796
Equipment rent	133	116
Professional fees	26,156	18,042
Travel and entertainment	7,707	14,779
Auto expense	10,379	10,423
Advertising	453	785
Insurance	4,146	2,047
Taxes and licenses	100	460
Dues and subscriptions	243	818
Telephone	7,036	6,875
Office expense	4,030	4,008
Data processing	1,115	1,168
Depreciation expense	3,187	2,795
Commissions expense	-	14,000
Miscellaneous (income) expense	(358)	3,929
Non-operating expense	403	330
	357,553	696,257
NET INCOME	$ 46,401	$183,402

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2002 AND 2001

	COMMON STOCK	RETAINED EARNINGS	TOTAL
Balance, December 31, 2000	$ 80,000	$ (31,911)	$ 48,089
Net income	-	183,402	183,402
Issuance of 200 shares of common stock	20,000	-	20,000
Dividends paid	-	(15,000)	(15,000)
Balance, December 31, 2001	100,000	136,491	236,491
Net income	-	46,401	46,401
Dividends paid	-	(140,688)	(140,688)
Balance, December 31, 2002	$100,000	$ 42,204	$142,204

The accompanying notes are an integral part of the financial statements.

MILLER AKINS & COMPANY, INC.

STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31, 2002	YEAR ENDED DECEMBER 31, 2001
Cash flows from operating activities:		
Net income	$ 46,401	$183,402
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	3,187	2,795
Increase (decrease) in cash due to changes in assets and liabilities:		
Receivables	269,453	(238,238)
Prepaid expenses	-	6,364
Deposits	2,013	-
Accounts payable	(1,515)	4,857
Accrued expenses	(76,501)	53,325
Total adjustments	196,637	(170,897)
NET CASH PROVIDED BY OPERATING ACTIVITIES	243,038	12,505
Cash flows from investing activities:		
Capital expenditures	-	(5,134)
Shareholder advances	-	(13,000)
Advances to related party and shareholder	(97,500)	-
NET CASH USED IN INVESTING ACTIVITIES	(97,500)	(18,134)
Cash flows from financing activities:		
Principal payments on lease obligation	(1,261)	(1,153)
Proceeds from the issuance of common stock	-	20,000
Dividends paid	(140,688)	(15,000)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(141,949)	3,847
NET INCREASE (DECREASE) IN CASH	3,589	(1,782)
Cash and cash equivalents at beginning of year	20,234	22,016
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 23,823	$ 20,234
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 403	$ 330

The accompanying notes are an integral part of the financial statements.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND REVENUE RECOGNITION

Miller Akins & Company, Inc. (the "Company") was formed on April 3, 2000 to provide exclusive service for corporations repurchasing debt and preferred stock issues in the open market. The Company is a member of the National Association of Securities Dealers ("NASD") registered as a broker/dealer. Revenue is recognized when the trade takes place.

ESTIMATES

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenue, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

INCOME TAXES

The Company has elected to file its federal and state income tax returns as an S Corporation, under the provisions of Section 1372(a) of the Internal Revenue Code. The effect of the election is the elimination of federal and state income taxes at the corporate level and the allocation of the Company's taxable income or loss onto the individual income tax returns of the shareholders.

ADVERTISING COSTS

Advertising and marketing costs are charged to expense as incurred.

CONCENTRATION OF CREDIT RISK

Financial instruments which subject the Company to credit risk consist primarily of receivables, shareholder advances, and uninsured cash and cash equivalent accounts. There were no uninsured cash balances at December 31, 2002 or 2001.

SHAREHOLDER DISTRIBUTION POLICY

The Company's policy is to make distributions to shareholders in amounts sufficient to cover any tax liabilities as a result of the S corporation elections.

NOTE B - RELATED PARTY TRANSACTIONS

The Company had advances of $21,400 to its shareholders at December 31, 2002 and December 31, 2001.

There is a note receivable as of December 31, 2002 amounting to $32,500 due from an entity owned by a shareholder of the Company. The balance is due on demand with interest accruing annually at 5%.

There is a note receivable as of December 31, 2002 amounting to $65,000 due from a shareholder. The balance is due on February 15, 2004, with interest accruing at 5%.

The Company paid $16,000 in rent to an entity owned by a shareholder of the Company for the year ended December 31, 2002. The lease with the related entity is on a month to month basis.

NOTE C - FIXED ASSETS

Fixed assets consisted of the following:

	DECEMBER 31, 2002	DECEMBER 31, 2001
Office equipment	$ 7,805	$ 7,805
Furniture and fixtures	7,853	7,853
	15,658	15,658
Less accumulated depreciation	7,062	3,875
	$ 8,596	$ 11,783

Depreciation charged to operations was $3,187 and $2,795 for the years ended December 31, 2002 and 2001, respectively. All fixed assets are being depreciated using the straight-line method. Office equipment is depreciated over 3 to 7 years and furniture and fixtures over 7 years.

NOTE D - LONG-TERM DEBT AND CAPITAL LEASE

The Company's long-term debt consists of the following:

	DECEMBER 31, 2002	DECEMBER 31, 2001
Capital lease payable with monthly payments of $133, including interest at 15.9% through maturity in August 2003. Secured by leased equipment.	$ 1,037	$ 2,298
Less current portion	1,037	1,321
	$ -	$ 977

The Company has lease payments remaining of $1,065 of which $28 represents interest on this capital lease payable. The capitalized value of the leased equipment is $3,790 and related accumulated depreciation was $3,052 and $1,789 at December 31, 2002 and 2001, respectively.

NOTE E - NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (8 to 1 for 12 months after commencing business as a broker/dealer). As of December 31, 2002, the Company had net capital of $15,421 (see page 9), which was $10,421 in excess of its required net capital of $5,000. The Company's net capital ratio as of December 31, 2002 was .54 to 1.

NOTE F - RESERVE REQUIREMENTS UNDER RULE 15c3-3

Rule 15c3-3 under the Securities Exchange Act of 1934 requires brokers and dealers maintaining customer accounts to maintain cash or qualified securities in a special reserve bank account for the exclusive benefit of customers in an amount computed in accordance with formulas defined in the Rule. The Company is exempt from the provisions of the Rule under Section (k) (2) (ii). The Company has claimed this exemption because it acts as an introducing broker/dealer and clears all transactions with customers on a fully disclosed basis.

NOTE G - LEASE COMMITMENTS

As of December 31, 2002, the Company is obligated under noncancelable leases for certain equipment, services, and vehicles. During the years ended December 31, 2002 and 2001, the Company incurred rent expense of $72,980 and $55,549, respectively.

Minimum future rentals under the operating leases for the years ending December 31 are as follows:

2003	$ 31,203
2004	13,877

NOTE H - SHAREHOLDERS' AGREEMENT

During the year ended December 31, 2001, a shareholder agreement was entered into. Upon the death, disability, bankruptcy, or termination of a shareholder, the Company is obligated to redeem the outstanding shares of stock of that shareholder. The redemption price is to be set annually by the shareholders. No redemption price has been set to date.

NOTE I - GUARANTEE

The Company has guaranteed the debt of an entity owned by a shareholder of the Company. The total debt outstanding at December 31, 2002 under this guarantee amounted to approximately $130,000.

MILLER AKINS & COMPANY, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$142,204
Deductions - non-allowable assets:	
Haircut on securities	324
Fixed assets (less excluded indebtedness secured by such assets)	7,559
Shareholder advances	21,400
Receivable from related party and shareholder	97,500
NET CAPITAL	$ 15,421

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Net capital in excess of requirement	10,421
NET CAPITAL*	$ 15,421

* This amount differed from the net capital originally filed in the Company's December 31, 2002 Focus Report.

RECONCILIATION OF NET CAPITAL TO DECEMBER 31, 2002 FOCUS REPORT NET CAPITAL

Net capital as originally reported	$ 14,385
Audit adjustment to fixed assets and deposits	1,036
	$ 15,421

See Note E to the Financial Statements

Kuntz Lesher
LLP

215 S. Centerville Road
P.O. Box 8408
Lancaster, PA 17604

717-394-5666
fax 717-394-0693
www.klllp.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Miller Akins & Company, Inc.
Lancaster, PA

In planning and performing our audit of the financial statements and supplemental schedule of Miller Akins & Company, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and to determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kutz Leal LLP

February 25, 2003